August 27, 2009
Mr. Rufus Decker
Accounting Branch Chief

Mr. Jeffrey Gordon
Staff Accountant

Division of Corporation Finance
Mail Stop 4631
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C.  20549-9368

Re:	Altair Nanotechnologies, Inc. CIK No. 0001016546

Dear Messrs. Decker and Gordon,

On behalf of Altair Nanotechnologies, Inc. and its consolidated subsidiaries (collectively, “Altair” or the “Company”), I am writing in response to your letter to Altair dated August 7, 2009 (your “Letter”).  For clarity, each of the responses is preceded by a bolded restatement of your request.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 37

1.
We have reviewed your response to prior comment 5. Your response addresses the fact that detailed reviews of your long-lived assets were performed but does not address the specific assumptions used in accounting for your long-lived assets. As we previously requested, please disclose in future filings a qualitative and quantitative description of the material assumptions used in accounting for long-lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes. Please show us in your supplemental response what the revisions will look like.

Response:  The latter half of the introductory paragraph of the Long-Lived Asset policy as presented in our 2008 Form 10K will be revised as follows, with new information added indicated by an underline:

“We evaluate the carrying value of long-lived assets whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows expected to be generated by the asset are less than the carrying value.  Our estimate of the cash flows is based on the information available at the time including the following:  internal budgets; sales forecasts; customer trends; anticipated production volumes; and market conditions over an estimate of the remaining useful life of the asset which may range from 3 to 10 years for most equipment and up to 23 years for our building and related building improvements.  If an impairment is indicated, the asset value is written to its fair value based upon market prices, or if not available, upon discounted cash flow value, at an appropriate discount determined by us to be commensurate with the risk inherent in the business model.  The determination of both undiscounted and discounted cash flows requires us to make significant estimates and consider the expected course of action at the balance sheet date.  Our assumptions about future sales and production volumes require significant judgment because actual sales prices and volumes have fluctuated significantly in the past and are expected to continue to do so.  Until the Company’s products reach commercialization, the demand for our products is difficult to estimate.  Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact our consolidated financial statements.  Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product or the assets used to produce it, a history of operating or cash flow losses and/or the partial or complete lapse of technology rights protection.”

 “As a result of management’s determination to focus on the Power and Energy segment of the business and reduce resources committed to Performance Materials and Life Sciences, in combination with the delays experienced in commercializing our products, the following qualitative reviews were performed regarding our patents and fixed assets in addition to an undiscounted cash flow analysis to determine if our long-lived assets are impaired:

▪
Our Chief Technology Officer, reviewed and confirmed that the capitalized patents of $________relating to processing titanium dioxide and pigment have not been impaired.  These patents also are the underlying basis for production of our nano-structured lithium titanate spinel (“LTO”), which is utilized as the anode material in our battery products in the Power and Energy segment.  LTO is a fundamental building block of our batteries; we do not see these patents’ value being impaired unless we are unable to commercialize our battery products.  We believe this outcome is unlikely.

▪
Detailed review of the Performance Materials fixed assets of $________was performed with operations management to understand the purpose, use, and potential disposition of these fixed assets.  Based on this detailed review, it was determined that the assets which consist primarily of production assets such as mills, furnaces and laboratory equipment suited for general use in our business would be re-purposed to the Power and Energy segment to support the anticipated growth in  sales volume within the next two years.  These assets are expected to have in-service lives at least equal to their depreciation lives and with reasonable ongoing maintenance are expected to continue functioning throughout that period.  If we are unable to commercialize our battery products, the value of these assets could be impaired, but we believe this outcome is unlikely.

▪
Fixed assets held by our joint venture with Sherwin-Williams, AlSher Titania LLC of $___________, previously included in the Performance Materials segment, were also evaluated.  We are currently working with Sherwin-Williams and AlSher to identify and qualify an interested third party to purchase our interest in the AlSher joint venture.  AlSher is also actively seeking a partner or partners to participate in the next phase of their project to scale up to a 5,000 ton annual capacity pigment processing plant.  Based on information to date and preliminary indications of interest by third parties, it appears that the value of Altair’s interest in AlSher is expected to be recoverable and is sufficient to cover the cost of our interest in the AlSher fixed assets.  We will re-evaluate our determination if, after a reasonable period, we are unable to consummate a transaction relating to our interest in AlSher, we may recognize an impairment related to this asset group.

▪
Detailed review of the Life Sciences fixed assets of $________was performed with operations management to understand the purpose, use, and potential disposition of these fixed assets.  The assets relating to this segment are primarily building improvements that expand production and lab areas.  It was determined that these improvements do add to the value of the building and the space will be required for the expansion of  Power and Energy operations based on anticipated growth in sales volume within the next two years.  Failure to commercialize our battery products and a significant drop in real estate values could lead to impairment of these assets.  We believe that the occurance of such events is unlikely.

▪
As of December 31, 2008, we estimate that our future cash flows, on an undiscounted basis, are greater than our $14.6 million investment in long-lived nanomaterial assets, the AlSher Titania joint venture, and our corporate facility.  Our estimated future cash flows include anticipated product sales, commercial collaborations, and contracts and grant revenue, since our long-lived asset base, which is primarily composed of production, laboratory and testing equipment is utilized to fulfill contracts in all revenue categories.  Estimated future cash flows in connection with the AlSher Titania assets were based on the anticipated sale of our ownership interest in the joint venture.

Based on our assessment, which represents no change from the prior year in our approach to valuing long-lived assets, we believe that our long-lived assets are not impaired.”

Liquidity and Capital Resources, page 35

2.
We have reviewed your response to prior comment 6. Please further enhance your disclosure to discuss all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. We would expect your disclosure would separately discuss the material changes in each of your operating, investing and financing cash flows. Your proposed disclosure appears to only briefly discuss the aggregate amount of net cash used in operations, purchases of property and equipment and payment of notes payable. Please revise accordingly and show us in your supplemental response what the revisions will look like.

Response: Please refer to the response included under comment 4 below beginning with the first paragraph. The new information provided has been indicated with an underline.

3.
We have reviewed your response to prior comment 10. You indicate that one of the scenarios which the business may experience in the next 12 months is an order volume decrease which may require you to implement “other measures” to preserve cash on hand. Please explain in more detail what “other measures” you plan on implementing for the purpose of extending your cash availability.

Response: Other measures to preserve cash on hand until order volume begins to increase would include the following:
▪	reducing production levels and purchases of raw materials;
▪	deferring discretionary expenditures such as capital purchases, internal research costs, training, and routine equipment and building maintenance;
▪	defer filling or eliminating non-critical positions through attrition; and
▪	as a final resort, reductions in workforce.

4.
We note that you tie the success of your products’ commercialization with the process of economic recovery. While the general economic conditions experienced by the global markets may be a factor in slowing down or delaying your commercialization efforts, your disclosure indicates that these efforts have been ongoing for a number of years while the economic downturn has been more prevalent in the last two years. Because of the shift in your business focus, please ensure that in future filings your disclosure incorporates all material factors affecting the level of your products’ market acceptance. Also, please ensure that you discuss how your sources of liquidity will be affected by a continuing delay in your product commercialization. Your response did not fully address the second half of our comment regarding the impact of your new business strategy and the underlying material reasons for the change.

Response:  The prior response to the Staff’s comments numbered 6 through 10 relating to the revised Liquidity and Capital Resources disclosure has been amended as noted below.  The new information provided has been indicated with an underline.

“As of March 31, 2009, we had cash and short-term investments totaling $21.9 million.

Net cash used in operating activities for the three months ended March 31, 2009 totaled $4.8 million compared to $13.5 million for the three months ended March 31, 2008.  The significant decrease in cash used in operating activities for the three months ended March 31, 2009 compared to the three months ended March 31, 2008 primarily reflects reduction of accounts payable of approximately $5.5 million relating to significant one-time or annual payments made in the first quarter of 2008, which included: $2.4 million of commission and expenses paid to the placement agent in connection with our sale of common shares in November 2007; $1.8 million paid in connection with the 2007 bonus plan; and $1.3 million of raw materials purchases made in 2007 in anticipation of receipt of the next sales order from Phoenix under the 2007 purchase agreement were paid in the first quarter of 2008.  Cash expended on research and development activities decreased by approximately $2 million in the first quarter of 2009 primarily attributable to the completion of customer contracts and grants in 2008 (AES Energy Storage LLC, Elanco Animal Health, and The Department of Energy) and the realignment of resources relating to the shift in focus from the Performance Materials and Life Sciences segments to the Power and Energy Group.  Additionally, no bonus payments were made in the first quarter of 2009, as the bonus targets for 2008 were not achieved.

Investing activities for the three months ended March 31, 2009 reflect the purchase of property and equipment of $248,000 compared to property and equipment purchases of $897,000 made for the three months ended March 31, 2008.   No significant capital expenditures are anticipated through December 2009 based on current production volumes.

The use of cash for financing activities of $598,000 for the three months ended March 31, 2009 primarily reflects the payment of the note payable on our building.   In 2008, the use of cash for financing activities of $175,000 included a $500,000 payment of notes payable on our building offset by proceeds  received from the exercise of stock options of $397,000.

  As we move into the second half of 2009 we expect to build up our inventory in anticipation of sales later in the year and a recognition of the lengthy manufacturing cycle of four to six months to produce our large battery systems.  Depending on the time lag between the initial inventory buildup and the actual sales our cash balance will be negatively impacted.  Since actual production volumes are still being determined, an estimate of anticipated inventory purchases through December 31, 2009 is not available.  Liquidity will be a consideration in our final determination of production volumes.

During 2008 we went through a rigorous process of re-evaluating our overall company strategy and determining what approach would most likely result in the creation of the greatest shareholder value.  During the course of that reassessment, we examined the anticipated overall size of the different markets that we were engaged in, our level of expertise, the existing competitors, opportunities and resources required in order for Altairnano to be a competitive participant in each market.  We determined that in the Life Sciences arena our products would require another two to six years of testing before any of them could get through the regulatory approval process and become commercially viable products that could generate revenue for us.  In the Performance Materials arena, we concluded that there were no clear paths to commercialization for the various products we were developing, nor was the size of those potential markets known.  In the power and energy storage market, we determined that there were very large market opportunities in the stationary power and renewables integration market segments and that customers in those market segments were facing real problems today that our batteries could solve.  Consequently, from a liquidity and capital resources perspective we determined that continuing to pursue the Life Sciences and Performance Materials markets would consume a substantial amount of capital over the next four plus years with a very uncertain expectation of revenues that could be generated from this activity.  This situation would have a negative impact on shareholder value and as a result, we curtailed our efforts in these areas.  In the Power and Energy Group arena, however, we believe that the revenue opportunity for the resources consumed is much greater and nearer in term.  We recognize that use of rechargeable batteries in stationary power and renewables integration is an emerging market and that the market is competitive with a limited number of potential customers whose cash flow and research budgets may significantly affect our near term business prospects.  Nevertheless, given the competitive strength of our batteries relative to the needs of the market, we believe that we have an opportunity to become an early leader in a potentially large market.

Our objective is to manage cash expenditures in a manner consistent with rapid product development that leads to the generation of revenues in the shortest possible time.  The shift in focus to the Power and Energy Group and reduction in resources committed to our other business units has allowed us to re-direct funding to our battery development and commercialization activities, which are anticipated to be higher margin with a shorter cycle to commercialization than our performance materials and pharmaceutical candidates.  We do not believe that this shift in focus will have a material effect on our sources of cash.  Our cash outflow in the Life Sciences and Performance Materials markets was considerably greater than our cash inflow.  We expect the focus on  the Power and Energy Group to allow us to present a more consistent story to the market in future fund-raising efforts.  Delay in commercialization of our product sales efforts beyond 2009 would, however, likely have a negative effect on our ability to raise capital and lead to an increase in the cost of capital.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

5.
We have reviewed your response to prior comment 22. However, it does not appear that you have clearly addressed our concern related to how you have reported the revenues derived from “commercial collaborations”. Please clarify whether the commercial collaborations are the same as the research and development contracts that are included in the Performance Materials segment, or whether they refer to activities in another segment or segments.

Response: Please refer to the response included under comment 6 below. The new information provided has been indicated with an underline.

6.
In addition, please elaborate on the factors which have demonstrated the performance and competitive advantages of the products in the Power and Energy coupled with a shorter cycle of commercialization, and why one to two years represents an acceptable timeframe of converting opportunities into revenue.  In your response, please ensure to address the fact that revenue from sale of your products has continued to be on the decline despite your commercialization efforts and objectives.

Response:  The prior response to your previous comment numbered 22 relating to the revised business overview disclosure has been amended as noted below.  The new information provided has been indicated with an underline.

“Although contract research services, which are recorded in our Consolidated Statement of Operations under the Commercial Collaborations and the Contracts and Grants revenue lines, remain a high percentage of the revenue earned and revenue from product sales has declined, management is still committed to broadening our product mix to include the sale of higher margin lithium ion batteries and packs, particularly in transportation, stationary power, and military applications.  Revenues associated with research and development performed under our contracts with commercial customers (Commercial Collaborations) and contracts/grants with our government funded customers (Contract and Grants) were historically recorded in each of our segments, Power and Energy Group, Performance Materials, and Life Sciences, based on the product focus of the research.  Historically, the business conducted in the Performance Materials segment relied heavily on commercial collaboration contracts and grants that did not generate meaningful profit margins.  The path to commercialize Performance Materials overall and particularly in certain segments required significant amounts of upfront investment with no clear path to commercialization.  The length of time required to commercialization is also lengthy for the Life Sciences segment products.  As a small company with limited resources, management performed an analysis to determine how to best focus our resources on generating revenue and achieving break-even within the shortest amount of time.  In evaluating the prospects of products within each segment, management utilized the number of years to convert opportunities to revenue as a key indicator with one to two years representing an acceptable time frame.  A one to two year time frame was considered a realistic objective given the length of the sales cycle in the various markets and how far along we are in each market area in our sales efforts.  The analysis performed indicated that a shift to focusing primarily on the Power and Energy Group would be in the best interest to shareholders as the products within this segment had demonstrated performance and competitive advantages, as well as a shorter cycle to commercialization.  Compared to other battery technologies, our batteries provide rapid high power charge and discharge capability, significantly longer cycle and calendar life, a wide operating temperature range (-40°C  +55°C), increased operational safety and environmental cleanliness, and the industry’s highest roundtrip efficiency.  These are performance attributes highly sought after in the stationary power and transportation markets for rechargeable batteries.  We are also fairly far along in the government testing process on several of our military energy related projects which must be successfully completed before commercial volumes can be sold into the military.  We completed a very successful demonstration project of a large 2MW battery system with The AES Corporation in 2008 and this success has also provided impetus to our stationary power sales efforts.

Product revenues increased significantly from 2006 to 2007 primarily as a result of the agreement with Phoenix MC (“Phoenix”) and the initial shipment of batteries to them.  Phoenix, however, has never successfully introduced its electric vehicles into the market and recently entered into bankruptcy.  Consequently, there were no subsequent battery sales to Phoenix in 2008.  Excluding the transactions associated with the Phoenix contract, the trend of product revenues from 2006 to 2007 to 2008 would have been fairly flat.  What we learned from our experience with Phoenix was also considered as part of our decision to focus on other segments of the power and energy storage markets rather than electric vehicles.

Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, page 4

7.
We have reviewed your response to prior comment 23. It appears that you have only presented total comprehensive loss for each period presented but did not separately disclose comprehensive loss attributable to Altair Nanotechnologies, Inc. and comprehensive loss attributable to noncontrolling interests. See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160. Please revise accordingly and show us in your supplemental response what the revisions will look like.

Response:  Please refer to Attachment I for a revised Condensed Consolidated Statements of  Stockholders Equity and Comprehensive Loss that addresses the additional disclosure.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON APRIL 16, 2009

Compensation Discussion and Analysis, page 13
Mix of Compensation, page 15

Annual Incentive Bonus, page 16

8.
We have reviewed your response to prior comment 29. Please note that the quantitative discussion of performance targets that we are requesting should relate to the targets underlying compensation that has been reported in the filing. Your response focuses on the 2009 Bonus and Incentive Plan currently in effect and as to which you have requested confidential treatment. We anticipate that in your 2010 proxy statement, you will include the performance target information relating to 2009 compensation that you discuss in your response. Please note that at this time the period of confidentiality for the 2009 information will have expired. Please confirm that you will provide the performance target information underlying 2009 compensation at the time that 2009 compensation is reported.

Response: The Company confirms that it will provide the performance target information underlying 2009 incentive compensation at the time 2009 compensation is reported.

9.
If you intend to omit disclosure in future filings in reliance of Instruction 4 of Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for your conclusion that at the time of such disclosure you will be substantially likely to suffer significant competitive harm, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, your filing must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:  With respect to the second part of your comment, the Company understands that, if it omits specific targets from disclosures related to its annual bonus plan in the future, it is required to provide a discussion about how difficult it would be for the named executive officers to achieve the undisclosed targets.

With respect to your request for a detailed explanation concerning how disclosure of targets will lead to competitive harm, the Company is providing an explanation in the following paragraphs.  The Company notes, however, that the Board of Directors has not yet adopted a 2010 annual bonus plan for the named executive officers of the Company, and so the discussion below is based upon the type of targets the Board of Directors has selected in prior years and may, or may not, be applicable to actual 2010 bonus targets.

In recent years, the performance targets in the Company annual bonus plan have included revenue and cash targets and, more recently, an order backlog and safety target.   As you are aware, the Company is in an early stage of development, and its product orders have been sporadic.  Specifically, revenues from product sales, which represent most of the unknown portion of future revenue, were $961,380 in 2006, $4,058,281 in 2007 and $756,949 in 2008, with a substantial majority of product sales in 2006 and 2007 deriving from a single customer, Phoenix Motor Cars (which has declared bankruptcy).   When the Board of Directors sets revenue and order backlog targets, the targets are not based upon incremental increases over prior years’ revenues from a broad base of customers; rather, the targets are usually based upon a small number of possible transactions the Company is negotiating or proposing to a small number of customers.

In the stationary power business (and to a lesser extent in the transportation business), a single proposed order could represent a two-fold to ten-fold increase in overall revenue and could form the foundation of the Company’s revenue and backlog targets (and be significant to its cash target as well).   In many situations, the Company is competing with one or two similarly situated early-stage competitors, all of whom are submitting bids or proposals to a small group of utilities.  In light of the limited amount of the Company’s other revenue (most of which is contract research services and fairly predictable), disclosure of the revenue and cash targets could reasonably provide competing companies with information on the Company’s pricing or cost information with respect to current proposals, and backlog information could provide information on the status of negotiations (as well as pricing) with respect to current proposals, permitting a competitor to undercut at the last minute.  Moreover, given that the Company’s budgeted or target revenue may be based upon an expected compromise (i.e. less than the sales price in an initial proposal), disclosure of the target information could provide the utilities or others with which the Company is negotiating insights into the Company’s pricing floor (and could provide one potential customer with information about the Company’s pricing to another potential customer).   Given the competitiveness of this market, the Company believes there is a real possibility that competitors and customers would monitor its disclosure, including its revenue, backlog, cash and similar targets, in order to gain insights on the Company’s pricing, costs and order status in order to gain a competitive advantage in the proposal or negotiating process.  For this reason, the Company has relied on Instruction 4 of Item 402(b) of Regulation S-K (and/or Rule 24b-2) in the past, and believes that such reliance will likely be justified in the future, as a basis for withholding all or some of the performance target information from its current year bonus plan.

Compensation of Directors, page 27

10.
We have reviewed your response to prior comment 35. To the extent that the “... “industry” group of biotech & biopharma and chemicals” is different from the group of companies disclosed on page 15, please ensure that in future filings you disclose all benchmarking components of your non-employee directors’ compensation, in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company confirms that the industry group of biotech and biopharma and chemicals referenced in our previous response letter is the same as presented in our Proxy Statement filed on April 16, 2009.  To further clarify, our previous response letter should have referred to this industry group of companies as “chemical, electronics, and industrial products companies”, which is the description used in our Proxy Statement.  All benchmarking components of our non-employee directors' compensation will be disclosed in the future in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Altair confirms its acknowledgement that:  1)  the Company is responsible for the adequacy and accuracy of the disclosure in its filings; and 2)  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and 3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call me at (775) 858-3750 or our outside counsel, Bryan T. Allen at (801) 257-7963.

Sincerely,

/s/ John Fallini
John Fallini
Chief Financial Officer

CC:  Jeff Clair, Perry-Smith LLP

ATTACHMENT I

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Unaudited)

	Altairnano, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
					Other			Other
			Additional		Compre-		Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive		In	hensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, January 1, 2008	84,068,377	$163,780	$5,490	$(111,824)	$(485)	$56,961	$1,369	$-	$1,369	$58,330
Comprehensive loss:
Net loss	-	-	-	(8,288)	-	(8,288)	(108)	-	(108)	(8,396)
Other comprehensive										-
loss net of taxes of $0	-	-	-	-	(826)	(826)	-	-	-	(826)
Comprehensive loss:						(9,114)			(108)	(9,222)
Share-based compensation	193,713	1,074	(581)	-	-	493	-	-	-	493
Exercise of stock options	214,211	397	-	-	-	397	-	-	-	397
Exercise of warrants	26,275	26	-	-	-	26	-	-	-	26
Balance, March 31, 2008	84,502,576	$165,277	$4,909	$(120,112)	$(1,311)	$48,763	$1,261	$-	$1,261	$50,024

	Altairnano, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
					Other			Other
			Additional		Compre-		Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive		In	hensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, January 1, 2009	93,143,271	$180,105	$5,378	$(140,892)	$(1,873)	$42,718	$1,098	$-	$1,098	$43,816
Comprehensive loss:
Net loss	-	-	-	(6,385)	-	(6,385)	(56)	-	(56)	(6,441)
Other comprehensive										-
loss net of taxes of $0	-	-	-	-	118	118	-	-	-	118
Comprehensive loss:						(6,267)			(56)	(6,323)
Issuance of restricted stock	10,000	-	-	-	-	-	-	-	-	-
Share-based compensation	-	22	236	-	-	258	-	-	-	258
Balance, March 31, 2009	93,153,271	$180,127	$5,614	$(147,277)	$(1,755)	$36,709	$1,042	$-	$1,042	$37,751

See notes to the unaudited condensed consolidated financial statements.